UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549





FORM U-9C-3




QUARTERLY REPORT PURSUANT TO RULE 58




FOR THE QUARTER ENDED
March 31, 2000







NATIONAL GRID USA







25 Research Drive, Westborough, MA 01582

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
NATIONAL GRID USA
For The Quarter Ended March 31, 2000

ITEM 1 - ORGANIZATION CHART
                     Percentage
      Energy or             State     of voting
Name of Reporting     Gas-Related       Date of          of     Securities
     Company       Company     Organization     Organization
Held               Nature of Business
-----------------     -----------     ------------     ------------
-----------     --------------------------------------

N/A (1)

(1) National Grid USA changed its fiscal year from a calendar year, ending December 31, to a fiscal year, ending March 31. National Grid USA made this change in order to align its fiscal year with that of its parent company, The National Grid Group plc. National Grid USA's first full fiscal year began on April 1, 2000, and will end on March 31, 2001. National Grid USA has prepared this report for the three month transitional period ended March 31, 2000.


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
NATIONAL GRID USA
For The Quarter Ended March 31, 2000

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


      Type of     Principal      Issue      Cost       Person to
Collateral     Consideration
     Security     Amount of        or       of     Whom Security     Given
with     Received for
Company Issuing Security      Issued     Security*     Renewal
Capital       Was Issued      Security     Each Security*
------------------------     --------     ---------     -------
-------     --------------     -----------     -------------

N/A

*Expressed in millions, rounded to hundred thousands of dollars

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

NATIONAL GRID USA
For The Quarter Ended March 31, 2000 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (expressed in millions, rounded to hundred thousands of dollars)


       Company      Company       Amount of
     Contributing     Receiving        Capital
       Capital      Capital     Contribution
     ------------     ---------     ------------
     NEES Energy, Inc.     AllEnergy Marketing Company, L.L.C.          $8.5

     National Grid USA     Wayfinder Group, Inc.          $0.2

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
NATIONAL GRID USA
For The Quarter Ended March 31, 2000
Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
                                                            Direct
Indirect          Total
     Reporting Company          Associate Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     ------------------          ------------------
-----------------     -------     -------     -------     ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies
                                                                 Direct
Indirect          Total
     Associate Company          Reporting Company          Types of
Services     Costs     Costs     Cost of     Amount
     Rendering Services          Receiving Services               Rendered
Charged     Charged     Capital     Billed
     -----------------          ------------------
-----------------     -------     -------     -------     ------
Massachusetts Electric          Granite State Energy,     Miscellaneous
(5)     (1)                              (1)
 Company                           Inc.

Massachusetts Electric               Wayfinder Group, Inc.     Miscellaneous
(5)     (1)               (1)               (1)
 Company

New England Power Co.               Wayfinder Group, Inc.     Miscellaneous
(2)     (1)                              (1)

Granite State Electric Co.     Wayfinder Group, Inc.
Miscellaneous           (1)                              (1)

The Narragansett
 Electric Co.               Wayfinder Group, Inc.     Miscellaneous (3)
(1)               (1)               (1)

National Grid USA               Wayfinder Group, Inc.     Miscellaneous
(6)     $0.5               (1)     (1)          $0.6
 Service Co., Inc.                                   Information
                                                          Services
(1)               (1)     (1)          (1)
                                                       Corp. Acctg.
(1)               (1)     (1)          (1)

National Grid USA               New England Energy, Inc.     Miscellaneous
(2)     (1)               (1)     (1)          (1)
 Service Co., Inc.

National Grid USA           Granite State Energy,     Miscellaneous (3)
(1)                              (1)
 Service Co., Inc.            Inc.

National Grid USA               AllEnergy Marketing          Human
Resources          $0.2                              $0.2
 Service Co., Inc.            Company, L.L.C.               Corp.
Acctg.           (1)               (1)     (1)          (1)
                                                       Miscellaneous (4)
(1)               (1)     (1)          (1)

(1)     Amounts are below $100,000
(2) Represents 3 types of services totaling less than $100,000 in aggregate.
(3) Represents 2 types of services totaling less than $100,000 in aggregate.
(4) Represents 7 types of services totaling less than $100,000 in aggregate.
(5) Represents 4 types of services totaling less than $100,000 in aggregate.
(6) Represents 8 types of services totaling less than $100,000 in aggregate.
(7)The customer service portion of the service agreement between Granite State Energy, Inc. and National Grid USA
          Service Company, Inc. has been assigned to Massachusetts Electric Company, in accordance with its terms.

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NATIONAL GRID USA
At March 31, 2000

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
               (expressed in millions, rounded to hundred thousands of
dollars)
Investment in energy-related companies:
Total consolidated capitalization as of
 March 31, 2000                              $5,154.8     (1)     line 1

Total capitalization multiplied by 15 percent     773.2          line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2               773.2          line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
     Power marketing and other               $ 227.8
     Energy software                         2.2
                                        -------
Total current aggregate investment                    $230.0     line 4
                                             ------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)                              $543.2     line 5

(1)Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.


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NATIONAL GRID USA
For The Quarter Ended March 31, 2000

ITEM 5 - OTHER INVESTMENTS

     Reason for
    Major Line        Other     Other     Difference
or Energy-Related       Investment in       Investment      in Other
     Business     Last U-9C-3 Report     in U-9C-3 Report     Investment
-----------------     ------------------     ----------------     ----------

Power Marketing            $21.9            $0     Investments
 and Other               made prior to
               the effective
               date of Rule 58


      NATIONAL GRID USA
For The Quarter Ended March 31, 2000

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)Exhibits

     1Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.


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SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



               NATIONAL GRID USA



               s/ John G. Cochrane
               _______________________________
               John G. Cochrane, Treasurer




Date: June 20, 2000